MOKITA, INC.

7695 SW 104th St., Suite 210

Miami, Florida, 33156

October 16, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:

Ethan Horowitz

Branch Chief

Dear , Mesdames:

Re:

Mokita, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended

February 28, 2013

Filed June 13, 2013

File No. 333-167275

Further to our correspondence dated September 12, 2013 regarding the above referenced filing we advise that on October 1, 2013, we filed an Item 4.01 Form 8-K to provide the disclosures pursuant to Item 304 of Regulation S-K regarding our change in accountant.  Subsequently, on October 16, 2013, we filed an amendment to the Form 8-K to include exhibit 16.

With regard to the Form 10-K, 8-K and 8-K/A referenced herein, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory, however please do not hesitate to contact the undersigned if you require additional information.

Yours truly,

MOKITA, INC.

Per: /s/ Irma N. Colón-Alonso

Irma N. Colón-Alonso

President and Director